Exhibit 99.1

About ART Ρ System

This presentation contains express or implied forward - looking statements pursuant to U.S. Federal securities laws. For example, the Company is using forward - looking statements when it discusses the ART’s potential benefits, the ART business model, its vision, the design of ART, advantages of the ART, the advantages of the ART’s components and possible indications for ART. These forward - looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward - looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward - looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Registration Statement on Form F - 1 filed with the SEC, which is available on the SEC’s website, www.sec.gov . Forward Looking Statement Copyright © 2018 - 2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved

About Inspira™

inspira™ Breathing. Empowered.

- Minimize the need for mechanical ventilation
- An Israeli medical device company, incorporated in 2018
- Mission- to create a paradigm shift in respiratory care
- Multiple patents supporting both innovation and intended use
- Supporting initial pre-clinical evidence (In-vivo)
- Management team with track record in medical & public companies

The ART ™ System*

- A novel early-stage extracorporeal approach
- Potentially minimize the need for invasive mechanical ventilation (MV)
- Designed to be applied in awake & spontaneously breathing patients



Business

- The oxygenation and carbon dioxide removal respiratory system substituting MV ,designed to be used both in and beyond the ICU
- US- a primary target market
- Recurring revenue business model based on sale of disposables

* ART system - An extracorporeal respiratory support system composed of an oxygenator, a pump and pump head a plug-and-play cartridge, sensors, and a control unit.

The Company's product has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA) or the CE or other required regulatory agencies.

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Vision Redefining Artificial Respiration to impact millions of lives Copyright © 2018 - 2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved

A New Approach to Minimize the Need for Mechanical Ventilation Inspira’s ART Ρ System * Awake Patient Cannula Insertion Hemo - dynamic extracorporeal treatment Discharge Mechanical Ventilation IV sedation Intubation Artificial Respiration Ventilator Associated Complications Weaning Discharge * These photos are for illustration purposes only. The Company’s product has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA) or the CE or other required regulatory agencies. . Copyright © 2018 - 2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved

About ART™

Extracorporeal approach
A first-in-class system specifically designed to provide continuous low-flow venous-venous extracorporeal respiratory support

Cannula is designed to draw blood at a rate of 1-1.5L per minute[1]

Rapid oxygenation improvement & CO2 removal
O2 saturation level is raised in minutes[2]

Low flow utilization
Designed to reduce clotting and hemolysis

Compact & portable
Designed for ICUs, general medical wards & ambulatory settings inspira
96%
ART™
inspira

1. In adult patients
2. In August 2020, animal studies were performed in swine model at LAHAV CRO in Israel. 25 hypoxemic events were induced, in order to test ARTs' oxygenation and carbon dioxide removal capabilities. In 20 out of the 25 hypoxemic events induced, ART treatment was provided with a blood flow rate of 1 liter per minute.

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Small diameter Dual lumen cannula, 16 - 21Fr in diameter* One entry point, reduces risks of bleeding and infections Simple placement Cannula is inserted to the jugular vein and positioned in the superior vena cava, above the right atrium Reduces the need for medical personnel who are specialized in extracorporeal respiratory systems Cannula designed to be inserted by any ICU practitioner** Reduces the need for surgical team Minimize the need for radiography Designed short length cannula minimize the need for positioning The Cannula Copyright © 2018 - 2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved is reduced accordingly. * The diameter of the cannula depends on the flow volume required to perform the treatment. As the volume of flow decreases, the cannula diameter ** During the market penetration phase, the Company anticipates the ART will be used in ICUs

A novel “plug and play” disposable cartridge • Minimize the need for a perfusionist to put together disposable parts • Any nurse can insert cartridge and operate the system A Novel auto - priming system • Priming is done automatically • Designed to prevent human errors • Minimize the need for a perfusionist to assemble disposable parts • Any nurse can insert cartridge and operate the system A novel design minimizes the need for a perfusionist* Designed to Allow Utilization In Hospitals Without Prior ECMO Experience * Perfusionist - operates a heart - lung machine (extracorporeal respiratory system), which is an artificial blood pump, which propels oxygenated blood to the patient’s tissues (Britannica.com) Copyright © 2018 - 2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved

A R T ’ s P r opri e t a r y H e m o - P r o t ec t i v e Flow Technology Features Bloo d p r o t e ct io n 1 - 1.5 liters of blood are being enriched with oxygen, rebalance patient’s oxygen saturation levels in minutes¹ A R T ’ s d es i g n e d f e a t u r e s Hemolysis reduction Thrombosis reduction A unique (Low) flow - velocity ratio maintained throughout blood passage in disposable set V V A low - volume oxygenator V Pump head design for low flow V V Short dual lumen cannula design V Entire disposable set is coated with anticoagulants V 1. In August 2020, animal studies were performed in swine model at LAHAV CRO in Israel. 2 - 3. www.Britannica.com Copyright © 2018 - 2 C 0 op 2 y 2 rig I h n t s © pi 2 r 0 a 18 T - e 20 c 2 h 1 n In o s l p o ir g a i T e e s ch O no X l Y og B ie . s H O . X N Y . B L .H T .N D . . L , T A D l ., l A r l i l g r h ig t h s ts r r e es s e e rv r e v d ed 9 Hemolysis – breakdown or destruction of red blood cells so that the contained oxygen carrying pigment hemoglobin is freed into the surrounding medium² Thrombosis – formation of a blood clot in the hart or in a blood vessel³

“I was able to witness the insertion and positioning of the ART cannula, which was completed without the need for imaging. The ART system’s capability to elevate oxygen saturation levels in a stable fashion, and all within a minute, is outstanding ”. Prof. Eli Gabbay, Professor of Respiratory Medicine (Australia) Pre - Clinical Results¹ SaO2 Before ART TM notiavtica SaO2 With ART TM activation 1. In August 2020, animal studies were performed in swine model at LAHAV CRO in Israel. 60+ Seconds to Relief* Copyright © 2018 - 2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved

What Proprietary Components Are We Developing?

ART™ System Primary Components



Dual Lumen Cannula

Component:
Dual lumen cannula, with small diameter (16-21Fr*) expected to draw blood at a rate of 1-1.5 Liter per minute**



Hemo-Protective Flow Pump

Component:
Proprietary hemo-protective pump; designed to prevent hemolysis and thrombosis

Initiation System

Component:
Autonomous initiation system for self-priming of the entire blood circuit ,potentially eliminating the need for a perfusionist***



Disposable Respiratory Support Unit

Component:
Plug-and-play disposable cartridge. suitable for deployment both in ICUs and general medical units



Control unit

Component:
An algorithm enhanced digital platform, controls and displays all sensors' data via a friendly user Graphical User Interface.

* The diameter of the cannula depends on the flow volume required to perform the treatment. As the volume of flow decreases, the cannula diameter is reduced accordingly
** In August 2020, an animal study was performed in swine model at LAHAV CRO in Israel.
*** Perfusionist - operates a heart-lung machine (extracorporeal respiratory system), which is an artificial blood pump, which propels oxygenated blood to the patient's tissues (Britannica.com)

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Proprietary Disposable Cartridge

The cartridge (the disposable respiratory support unit) includes the disposable components – oxygenator, tubes and pump head. In addition, it includes reusable components such as sensors.

- Fully sterilized, **close system.**
- **Fully assembled, ready to use disposable set cartridge** - all parts are included. Designed to allow for a faster response time by reducing assembly complexity.
- The simplicity of the design **has the potential to reduce human error** when urgent administration is required.
- Innovative **automatic auto-priming system**[1] ,eliminates the need for perfusionists[2] , and prevents air embolism[3]
- **One set** cartridge, used **throughout treatment**

Plug & play cartridge

Auto priming system (included in cartridge)



1. **Priming** is the process of replacing air in the intake lines and portions of the pump with water. The priming system in extracorporeal respiratory systems is used to ensure sterility of the circuit for blood oxygenation
2. **Perfusionist** - operates a heart-lung machine (extracorporeal respiratory system), which is an artificial blood pump, which propels oxygenated blood to the patient's tissues.
3. **Air embolism** - When an air bubble enters a vein, it's called a venous air embolism.

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Pump head - sterile magnetic coupling pump - head for one time use, specifically designed for low flow Low priming volume higher velocity reduces friction duration Anti - coagulation coating Clotting prevention Reduction of sheer forces Hemolysis reduction Designed for increased blood velocity under low flow conditions Proprietary Low Flow Centrifugal Pump Head Clotting prevention Clotting prevention Reduction of sheer forces Hemolysis reduction Copyright © 2018 - 2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved

• Controls and orchestrates multiple hemodynamic measurements documented via sensors ,TCH SO 2 , CO 2 , PaO 2 hemoglobin, blood temp and blood flow. • Designed to allow both auto control and manual control ekilnu( commercial ECMO system which are only controlled manually) Proprietary Control Unit The "brain" of the ART system is an algorithm - enhanced control unit Copyright © 2018 - 2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved • Multi state blood flow regulator – An algorithm based "hemo - protective” patient's flow rate to determine the flow rate automatically based upon the patient’s anatomic characteristics • Comprise of a graphical user interface in the form of a touchscreen and the control elements • Includes alarm system and alarms window displays active and past alarms messages. The alarm system distinguishes three priority levels for alarm messages (high, medium, low) • Removable batteries for quick and simple replacement

Proprietary Dual Lumen Cannula Designed for low volume and high velocity ,prevents clotting 16 - 21 French diameter • Cannula is designed to be insert by an ICU practitioner. Minimize the need for a surgeon Short in length ,inserted into the jugular vein Anticoagulant coating Dual lumen cannula design • One entry point • Reduced risk of bleeding • Reduced risk of infection • Intra Jugular positioning allows for • incrveased patient mobility • Short length reduces the need for radiography. Can be inserted at bed site via ECHO. Does not enter the right atrium Copyright © 2018 - 2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved

What Differentiates ART Ρ From ECMO?

ART Ρ Vs. ECMO • Patient population • Cannulation • Mechanical design of device and cannula • Patient sedative state • Ventilator induced lung injury • Hospital’s prior experience with ECMO • Market size

What is ECMO (Extracorporeal Membrane Oxygenation)?

Extracorporeal Membrane Oxygenation (ECMO) is a life support machine.

People who need ECMO have a severe and life-threatening illness that stops their heart or lungs from working properly.

For example, ECMO is used during life-threatening conditions such as severe lung damage from infection, or shock after a massive heart attack[1].



1. Am. J Respir Crit Care Med Vol. 193, P9-P10, 2016 Online version updated March 2020 ATS Patient Education Series © 2016 American Thoracic Society

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ART™ System Vs. ECMO: The Patients' Level of Severity

ECMO*	ART™ System
ECMO is a salvage therapy VV-ECMO[1] is used when all other forms of lung support have failed for critically ill patients	ART has the potential to prevent invasive mechanical ventilation and its associated long-term damages ART might be applied in (1) patient prior invasive mechanical ventilation, to avoid MV, and (2) in addition to MV to decrease MV duration and subsequent ventilator associated lung injury
There is no "plan B "when a patient is not improving with ECMO VV-ECMO is considered a "bridge to nowhere "if a patient doesn't improve. The daily costs per patient are very high, and patient cannot be taken-off the device in such a scenario	ART is designed to allow for early intervention In the case patient deteriorates while receiving ART treatment[2] , alternative treatments can be applied (mechanical ventilation)

1. **Venovenous (VV) ECMO** provides lung support only, so the patient's heart must still function well enough to meet the body's needs. Two cannulas are placed into veins in spots close to or inside the heart.
2. **ART Treatment** – Early extracorporeal blood oxygenation with 1-1.5 liters of blood.

* ELSO website - https://www.elso.org/Resources/TypesofECMO.aspx
https://www.elso.org/Portals/0/ELSO%20Guidelines%20General%20All%20ECLS%20Version%201_4.pdf (Accessed on July 23, 2018)

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ART™ System Vs. ECMO: Cannulation

ECMO*	ART™ System
Two single lumen cannulas Typically, two large (21-25 fr) single lumen cannulas are used to withdraw and return <u>5-7 liters of blood per minute</u>.)Commercially available dual lumen cannulas are relatively new, and extremely expensive)	**One dual lumen cannula** One (16-21 fr**) dual lumen cannula, will be used to withdraw and return <u>1-1.5 liters of blood per minute</u>.
Increased probability of bleeding and infection • Two insertion points: higher probability of bleeding • Two insertion points, one is typically femoral: higher probability of infection	**Reduced probability of bleeding and infection** • One insertion point - lower probability of bleeding • Cannula is inserted to intrajugular vein : lower probability of infection in comparison to a femoral insertion point

* https://www.elso.org/Portals/0/ELSO%20Guidelines%20General%20All%20ECLS%20Version%201_4.pdf (Accessed on July 23, 2018)

** The diameter of the cannula depends on the flow volume required to perform the treatment. As the volume of flow decreases, the cannula diameter is reduced accordingly

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ART™ System Vs ECMO: Safety Optimization of Low Blood Flow

ECMO*

A high flow device is not designed to support low flow treatment

ECMO treatment cessation, is characterized by short duration of low blood flow during weaning process

In many ECMO centers ,low flow duration (as part of ECMO weaning process) is minimal ,as clinicians assume the probability for clotting events increases dramatically[1,2]

Cannuals, pump, pump head and oxygenator utilized with regular ECMO, are less suitable for low flow treatment and may put the patient in danger

ART™ System

ART is designed to optimize the effectiveness profile of low flow extracoporeal treatment

How do we aim to increase the devices 'safety profile?

- Reduce hemolysis
- Reduce thrombosis (Less anticoagulants)

Hemolysis –breakdown or destruction of red blood cells so that the contained oxygen carrying pigment hemoglobin is freed into the surrounding medium

Thrombosis – formation of a blood clot in the hart or in a blood vessel

* https://www.elso.org/Portals/0/ELSO%20Guidelines%20General%20All%20ECLS%20Version%201_4.pdf (Accessed on July 23, 2018)

1. Ki, Katrina K., et al. "Low flow rate alters haemostatic parameters in an ex-vivo extracorporeal membrane oxygenation circuit." *Intensive care medicine experimental*.1-15 :(2019)7.1
2. Broman, Lars M., et al. "Weaning from veno-venous extracorporeal membrane oxygenation: how I do it." Journal of thoracic disease .692S :(2018)5 lppuS.10

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ART Ρ System Vs. ECMO: Sedation & Paralysis ECM O * Copyright © 2018 - 2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved Patients are sedated and paralyzed Patients are mechanically ventilated, sedated and paralyzed when ECMO is first administered Patients are awake and spontaneously breathing “Awake ECMO ”is an off - lable, non prevalent event as clinicians wish to prevent cannulas dislocation which might result in massive bleeding & death ● Delirium can be prevented ● Muscle mass loss can be prevented ● Patient can eat and drink ● Patient can communicate their symptoms and needs to the medical staff ● Patient can communicate with family and friends ● Cannulas must be large enough to maintain the blood flow of 5 liters * https:// www.elso.org/Portals/0/ELSO%20Guidelines%20General%20All%20ECLS%20Version%201_4.pdf (Accessed on July 23, 2018) ART Ρ System

ART™ System Vs. ECMO: Ventilator Induced Lung Injury

ECMO*

Ventilator induced lung injury is highly prevalent

Patients are mechanically ventilated prior to ECMO administration, as well as during ECMO treatment period

ART™ System

Patients may be awake and spontaneously breathing

ART may potentially prevent MV

Prevention of: ←
- ventilator induced lung injury
- ventilator associated pneumonia
- ventilator induced diaphragmatic dysfunction

ART may be added to mechanically ventilated patients to shorten ventilation duration and reduce MV damage to the lung

ART may potentially reduce the duration of MV .

Significant reduction of: ←
- ventilator induced lung injury
- ventilator associated pneumonia
- ventilator induced diaphragmatic dysfunction

* https://www.elso.org/Portals/0/ELSO%20Guidelines%20General%20All%20ECLS%20Version%201_4.pdf (Accessed on July 23, 2018)

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ART Ρ System Vs. ECMO: Hospital’s Prior Experience With ECMO ECM O * ECMO treatment is limited to hospitals with relevant know how and accumulated experience: ICU physicians, perfusionist and trained ICU nurses must operate and monitor a patient treated with ECMO. ECMO cannot be operated in the absence of a perfusionist ART design will may potentially eliminate the need for a perfusionist and facilitate its everyday use. 1. Innovative automatic auto - priming system, eliminates the need for perfusionists, and prevents air embolism 2. Disposable Cartridge is a one unit, no need to connect the different disposable element prior to use 3. Disposable cartridge is entered into the device in a plug - and - play easy to use manner ART would potentially be used in any ICU, with or without prior ECMO experience. For that reason, the device commercial potential is significantly larger than ECMO’s * https:/ /ww w .elso.org/Portals/0/ELSO%20Guidelines%20General%20All%20ECLS%20Version%201_4.pdf (Accessed on July 23, 2018) ART Ρ System Perfusionist - operates a heart - lung machine (extracorporeal respiratory system), which is an artificial blood pump, which propels oxygenated blood to the patient’s tissues

ART™ System Vs. ECMO: The Market

ECMO*

The number of patients treated with ECMO is limited:

1. ECMO is a salvage treatment
2. High rate of bleeding and infection complications
3. Expensive

ECMO's limited patient population, combined with its high complication rate and its significant financial burden to providers, limit its use

ART™ System

ART market size may resemble the invasive mechanical ventilation market:

1. ART may potentially prevent MV, when used prior to MV.
2. ART may potentially reduce the duration of MV, when added to MV.
3. High volume manufacturing , would allow competitive pricing.

ART's potential patient population includes all patients considered candidates for MV. ART will potentially allow for an extracorporeal intervention aimed to prevent MV and offer a cost-benefit solution from a payor perspective

* https://www.elso.org/Portals/0/ELSO%20Guidelines%20General%20All%20ECLS%20Version%201_4.pdf (Accessed on July 23, 2018)

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The Unmet Need Who Can Benefit From ART TM Treatment

Acute Respiratory Failure: Current Treatment Paradigm



Acute Respiratory Failure

Hypoxemia | **Hypercarbia** | **Hypoxemia & Hypercarbia**

Non-Invasive Ventilation[1]

- Nasal mask
- Face mask
- Nasal plugs
- BIPAP CPAP
- Oxygen Helmet
- HFNC (High Flow Nasal Cannula)

Invasive ventilation[2]

ECMO[3] (selected pt.)

Extracorporeal Membrane Oxygenation

RESPIRATORY DETERIORATIO

TREATMENT ESCELATION

1. A Grade 2C recommendation is a very weak recommendation; other alternatives may be equally reasonable.
2. Brown 3rd CA, Walls RM. The decision to intubate. In: The Walls Manual of Emergency Airway Management, 5th ed, Lippincott Williams & Wilkins, Philadelphia 2018. p.3.
3. https://www.elso.org/Portals/0/ELSO%20Guidelines%20General%20All%20ECLS%20Version%201_4.pdf (Accessed on July 23, 2018).

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Our mission is to provide an alternative for invasive mechanical ventilation for acute respiratory patients who continue to deteriorate following non-invasive ventilation treatment.

- **Non-invasive ventilation (NIV)** - is the delivery of oxygen (ventilation support) via a face mask and therefore eliminating the need of an endotracheal airway.
- **Invasive mechanical ventilation** - is positive pressure delivered to the patient's lungs via an endotracheal tube or a tracheostomy tube.



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Mechanical Ventilation Has Significant Downsides[1-3]



Mechanical ventilation requires intrusive intubation, coma induction, and can be very traumatic for patients:

Potential Risks & Complications

- Ventilator-induced lung injury (VILI)
- Ventilator-associated pneumonia (VAP)
- Ventilator-induced diaphragmatic dysfunction (VIDD)
- Pneumothorax & tracheomalacia
- Oxygen toxicity of the lung
- Delirium
- Muscular atrophy

High Cost of Treatment

- Long hospital stays
- Increased complication rate
- Patient re-admissions
- Requires weaning process
- Extended rehabilitation period

1. Am J Respir Crit Care Med Vol. 196, P3-4, 2017. ATS Patient Education Series © 2017 American Thoracic Society
2. Diling Wu et al. Frontiers in pharmacology MINI REVIEW published: 09 May 2019. doi: 10.3389/fphar.2019.00482
3. Kalil AC, Metersky ML, Klompas M, et al. Management of Adults With Hospital-acquired and Ventilator-associated Pneumonia: 2016 Clinical Practice Guidelines by the Infectious Diseases Society of America and the American Thoracic Society. Clin Infect Dis. 2016;63:e61-e111.

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Why Is It Important to Prevent Invasive Ventilation? 1 - UpToDate July 2021 Lung injury can be an adverse consequence of mechanical ventilation. This injury is called ventilator - induced lung injury (VILI) and can result in pulmonary edema, barotrauma, and worsening hypoxemia that can prolong mechanical ventilation, lead to multi - system organ dysfunction, and increase mortality 1 . Ventilator - induced lung injury (VILI) Copyright © 2 C 0 op 1 y 8 ri - g 2 ht 0 © 22 20 I 1 n 8 s - p 20 i 2 ra 2 I T ns e p c ir h a n Te o c l h o n g o i lo e g s ie O s O X X Y Y B B. . H H .N .N . L . T L D T ., D Al . l , r A igh ll ts ri r g es h e t rv s e r d ese 3 r 1 ved

Why Is It Important to Prevent Invasive Ventilation? 1 - UpToDate July 2021 Mechanical ventilation itself causes diaphragmatic muscle atrophy; a phenomenon called ventilator induced diaphragmatic dysfunction (VIDD) 1 . Controlled mechanical ventilation may lead to a very rapid type of disuse atrophy involving the diaphragmatic muscle fibers, which can develop within the first day of mechanical ventilation Ventilator - induced diaphragmatic dysfunction (VIDD) Copyright © 2 C 0 op 1 y 8 ri - g 2 ht 0 © 22 20 I 1 n 8 s - p 20 i 2 ra 2 I T ns e p c ir h a n Te o c l h o n g o i lo e g s ie O s O X X Y Y B B. . H H .N .N . L . T L D T ., D Al . l , r A igh ll ts ri r g es h e t rv s e r d ese 3 r 2 ved

Ventilator - associated pneumonia (VAP) 1 is a type of hospital - acquired pn develops after more than 48 hours of mechanical ventilation. VAP is a com in the intensive care unit that is associated with an increased risk of death eumonia (HAP) that mon and serious problem Why Is It Important to Prevent Invasive Ventilation? 1 - UpToDate July 2021 Ventilator - associated pneumonia Copyright © 2 C 0 op 1 y 8 ri - g 2 ht 0 © 22 20 I 1 n 8 s - p 20 i 2 ra 2 I T ns e p c ir h a n Te o c l h o n g o i lo e g s ie O s O X X Y Y B B. . H H .N .N . L . T L D T ., D Al . l , r A igh ll ts ri r g es h e t rv s e r d ese 3 r 3 ved

Administration of analgesia and sedation to ensure patient comfort and facilitate mechanical ventilation must be balanced against the known negative consequences of excessive sedation Deep sedation, especially early during mechanical ventilation, is associated with prolonged time to liberation from mechanical ventilation, longer ICU stays, longer hospital stays, and increased mortality 1 . Negative consequences of sedation resulting from mechanical ventilation Copyright © 2 C 0 op 1 y 8 ri - g 2 ht 0 © 22 20 I 1 n 8 s - p 20 i 2 ra 2 I T ns e p c ir h a n Te o c l h o n g o i lo e g s ie O s O X X Y Y B B. . H H .N .N . L . T L D T ., D Al . l , r A igh ll ts ri r g es h e t rv s e r d ese 3 r 4 ved 1 - Pearson, Steven D., and Bhakti K. Patel. "Evolving targets for sedation during mechanical ventilation." Current opinion in critical care 26.1 (2020): 47. Why Is It Important to Prevent Invasive Ventilation?

Why Is It Important to Shorten Invasive Ventilation?

Reduce ventilator-induced lung injury
The severity of VILI depends both on the degree (as determined by ventilator settings) and duration of the mechanical insult applied to the lungs[1]

Reduce ventilator-induced diaphragmatic dysfunction
Increased duration of mechanical ventilation is associated with decreased diaphragmatic force[2]

Reduce ventilator associated pneumonia
VAP is reported to affect 5–40% of patients receiving invasive mechanical ventilation for more than 2 days, with large variations depending upon the country, ICU type, and criteria used to identify VAP[3]

1-Marini, John J., and Patricia RM Rocco. "Which component of mechanical power is most important in causing VILI?." (2020): 1-3.
2-Hermans, Greet, et al. "Increased duration of mechanical ventilation is associated with decreased diaphragmatic force." *Critical Care* 14.1 (2010): 1-1.
3-Papazian, Laurent, Michael Klompas, and Charles-Edouard Luyt. "Ventilator-associated pneumonia in adults: a narrative review." *Intensive care medicine* 46.5 (2020): 888-906.

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Copyright © 2018 - 2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved Who Can Benefit From The ART Ρ System? Copyright © 2018 - 2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved

ART™ Device Offers Two Intervention Modalities

	Prevention of mechanical ventilation	Shortening invasive mechanical ventilation duration
When	Patients deteriorating with noninvasive ventilation treatment, would be treated with ART	Mechanically ventilated patients, would be treated with ART, shortly following the initiation of mechanical ventilation
Objectives	1. Prevent mechanical ventilation 2. Avoid: VALI, VIDD and VAP	1. Shorten mechanical ventilation period 2. Reduce VALI, VIDD and VAP
Where	ICU Medical ward	ICU

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Possible Indications

ART™ may be used for the treatment of acute respiratory failure patients leading to hypoxemia, hypercarbia or both **who continue to deteriorate following non-invasive ventilation**


Pneumonia
ARDS
Asthma
COPD

All indications are subject to testing in human clinical trials

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Potential Advantages – The Patient's Perspective

ART™ may be applied during **non-invasive ventilation stage** to prevent mechanical ventilation: patient is awake, mobile and breathes spontaneously

- Immediate oxygen saturation elevation and stabilization
- Decreased breathing efforts
- Patient can eat and drink
- Patient can communicate their symptoms and needs to the medical staff
- Patient can communicate with family and friends
- No need for sedation - delirium can be prevented
- Muscle mass loss can be prevented
- Avoiding all forms of complications associated with MV
- Reduction of mortality rate

The Company's product has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA) or the CE or other required regulatory agencies.

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Potential Advantages – The Patient's Perspective

ART[TM] treatment* may be added to **mechanically ventilated patients**

- Reduction of ventilation period
- Less aggressive ventilation –less PEEP, less driving pressures >>> reduced barotrauma and volutrauma
- Reduction of forms of complications associated with MV
- Reduction of mortality rate

* ART Treatment – Early extracorporeal blood oxygenation with 1-1.5 liters of blood.

The Company's product has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA) or the CE or other required regulatory agencies.

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Potential Advantages – The Hospital Perspective

- Minimize the need for a medical team with prior experience with extracorporeal respiratory systems
- Reduced length of stay >>Increased patient throughput
- Reduced staffing
- Smaller Cannula (compared to ECMO's cannulas) may prevent the need for surgical access team
- Reduced costs associated with mechanical ventilation complications
- Reduction of patient load in ICU

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Potential Advantages – The Medical Team Perspective

- Clinicians would be able to offer an alternative to mechanical ventilation
- Self priming system results in less human errors
- No prior extracorporeal respiratory systems experience is needed
- Cannula size will allow ICU physicians to insert it without a surgeon involvement

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Copyright © 2018 - 2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved Initial Pre - Clinical Studies (In - vivo) Dr. Revital Tuval, PhD

In August 2020, initial pre - clinical animal studies were performed on swine model at LAHAV CRO in Israel. 25 hypoxemic events were induced, in order to test ARTs’ oxygenation and carbon dioxide removal capabilities. In 20 out of the 25 hypoxemic events induced, ART treatment was provided with a blood flow rate of 1 liter per minute. Studies protocol was approved by the national ethics committee of animal experimentations. The ART’s lab unit used in the study was constructed from lab components . Copyright © 2018 - 2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved Backg r ound 1. LAHAV CRO https://lahavcro.com/ 2. ART Treatment = extracorporeal blood oxygenation with one liter of blood

Method

In these initial pre-clinical studies (In-vivo) the goal was to assess the oxygenation effectiveness of ART system[1] in animal model.


Oxygenato
Pump

Animal model	The swine species chosen for the current studies was Large-White X Landrace. This breed was chosen due to a well-known resemblance of the anatomy, cardiovascular and respiratory physiology, size scale and other characteristics to adult humans.
Experiment setup	Two anesthetized mechanically ventilated swine, were cannulated in the right internal jugular vein using a double lumen cannula. The cannula conduits were connected to 3/8" diameter inlet & outlet tubes, allowing for blood transportation to and from the ART system.
Hypoxemia induction	Intubated swine were ventilated with low oxygen gas-mixture resulting in oxygen saturation level of ~80-85%. Hypoxemia was induced prior to each initiation of ART treatment.

1. An extracorporeal respiratory support system composed of an oxygenator, a pump, a plug-and-play cartridge, sensors, and a control unit

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Data Collected Clinical and physiological parameters were collected throughout the test . Oxygenation was assessed by means of a non - invasive sensor (PPG - Sat), and blood gas measurements . Both arterial and venous blood were drawn and analyzed using the GEM 4000 Blood Gas Analyzer (Werfen, Barcelona, Spain) . Blood pressure was assessed from pressure probes located in the femoral vein and carotid artery . An arterial sample (drawn from the carotid artery) and a venous sample (drawn from the femoral vein) were assessed for partial oxygen pressure (pO 2 ), oxygen - bound hemoglobin (O 2 HGB), blood gas saturation, carbon dioxide partial pressure (pCO 2 ), bicarbonate levels (HCO 3 ), hemoglobin (HGB), haematocrit (HCT), pH, glucose, and electrolytes (sodium, potassium, chloride and ionized free calcium) . Copyright © 2018 - 2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved

Study design

Blood oxygenation and CO2 removal in a flow rate of 1 liter/min were assessed in 20 consecutive independent observations, each repeated the following steps:


1
Hypoxemia induction
(ART is OFF)
2
ART turned ON
15 minutes
Blood flow: 1 liter/min
3
ART turned OFF
Hypoxemia induction
(~3-5 min)

Blood samples are taken from the **(1) femoral vein (2) pulmonary artery (3) carotid artery** at baseline (prior to the activation of ART) and 15 minutes following the system's activation.

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Study Results I n sp i r a T e c hn ol ogi e s OX Y B .H.N. LT D. , Al l ri g h ts re se rv e d 2018 - 2022 Copyr i g h t ©

ART Provides Significant Increase In Saturation 0.48 Copyright © 2018 - 2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved 0.72 0.93 1.00 0.90 0.80 0.70 0.60 0.50 0.40 0.30 0.20 0.10 0.00 Femoral vein Pulmonary artery Car ot i d ar t e ry SvO2 & SaO2_ART in ON mode ART oxygenation Lung oxygenation 0.37 0.46 0.85 0.60 0.50 0.40 0.30 0.20 0.10 0.00 0.70 0.80 0.90 Femoral vein Pulmonary artery Car ot i d ar t e ry SvO2 & SaO2_ART in OFF mode Blood with different saturation l e v e ls m ix e s Lung o x yg e nation Parameter Blood sample location ART Status ART Status Difference Std Error t Ratio Prob>|t| L o w e r 95% U p pe r 95% SvO2 (%) Fe m o ral vein OFF ON - 0.106405 0.029932 - 3.55 <0.005 - 0.1694 - 0.04341 SaO2 (%) Pulmonary artery OFF ON - 0.264375 0.034515 - 7.66 <.0001 - 0.33689 - 0.19186 SaO2 (%) Carotid artery OFF ON - 0.080208 0.009376 - 8.55 <.0001 - 0.09991 - 0.06051

ART’s Contribution to Oxygen Saturation Should Be Reviewed Independently From the Lung Activity • ART increases arterial oxygen saturation from 85% to 93%. However, increase in arterial saturation is attributed to both ART and lung activity. • The contribution of ART to saturation should be assessed via saturation measured in the Pulmonary artery ; right after ART oxygenates 1 liter of blood and just before the patients’ entire Cardiac Output further oxygenates via the lungs . • The oxygenation capabilities of a patient/animal model lung will depend on the underlying pathophysiology, the level of severity and response to treatment . 1.00 0.90 0.80 0.70 0.60 0.50 0.40 0.30 0.20 0.10 0.00 Copyright © 2018 - 2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved 0.37 0.48 0.46 0.72 0.85 0.93 OFF Femoral vein ON Femoral vein OFF Pu l m o n ary artery ON Pu l m o n ary artery OFF Car ot i d ar t e ry ON Carotid artery SvO2 & SaO2 ART increased saturation by 26% in the Pulmonary Artery

ART Provides Significant Increase In PO2 Levels 24.8 Copyright © 2018 - 2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved 28.5 27.4 38.2 49.7 63.6 20.0 10.0 0.0 30.0 40.0 50.0 60.0 70.0 OFF Femoral vein ON Femoral vein OFF Pu l m o n ary artery ON Pu l m o n ary artery OFF Carotid artery ON Carotid artery PaO2 & PvO2 (mmHg) Parameter Blood sample location ART Status ART Status Difference Std Error t Ratio Prob>|t| Lower 95% Upper 95% PO2 (mmHg) Fe m o ral vein OFF ON - 3.688546 1.316849 - 2.8 0.0122 - 6.46393 - 0.91316 PO2 (mmHg) Pulmonary artery OFF ON - 10.75 1.632462 - 6.59 <.0001 - 14.1797 - 7.32033 PO2 (mmHg) Carotid artery OFF ON - 13.833333 1.272559 - 10.87 <.0001 - 16.5069 - 11.1598

CO2 Removal Via ART Is Significant 45.00 40.00 35.00 30.00 25.00 20.00 15.00 10.00 5.00 0.00 Copyright © 2018 - 2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved 40.53 36.74 38.33 29.83 33.5 27.75 OFF Femoral vein ON Femoral vein OFF Pu l m o n ary artery ON Pu l m o n ary artery OFF Car ot i d ar t e ry ON Car ot i d ar t e ry PaCO2 & PvCO2 (mmHg) Parameter Blood sample location ART Status ART Status Difference Std Error t Ratio Prob>|t| Lower 95% Upper 95% PCO2 (mmHg) Fe m o ral vein OFF ON 3.8 2.591466 1.46 0.1609 - 1.64929 9.220551 PCO2 (mmHg) Pulmonary artery OFF ON 8.5 1.707613 4.98 <.0001 4.91244 12.08756 PCO2 (mmHg) Carotid artery OFF ON 5.8 0.699289 8.22 <.0001 4.28085 7.219151 A R T c o n tribu t ion t o PCO2 decrease

Blood Pressure Was Unaffected 72.4 80.8 72.4 72.4 80.8 68.0 70.0 72.0 74.0 76.0 78.0 80.0 82.0 OFF Femoral vein ON Femoral vein OFF Pu l m o n ary artery ON Pu l m o n ary artery OFF Car ot i d ar t e ry ON Car ot i d ar t e ry SBP(mmHg) 80.8 46.9 Copyright © 2018 - 2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved 51.1 46.9 51.1 46.9 51.1 46.0 45.0 44.0 49.0 48.0 47.0 52.0 51.0 50.0 OFF Femoral vein ON Femoral vein OFF Pu l m o n ary artery ON Pu l m o n ary artery OFF Car ot i d ar t e ry ON Car ot i d ar t e ry DBP(mmHg) Parameter Blood sample location ART Status - ART Status Difference Std Error t Ratio Prob>|t| Lower 95% Upper 95% SBP (mmHg) F emor a l vein OFF ON - 8.45 1.762394 - 4.8 0.0001 - 12.1547 - 4.74943 DBP (mmHg) Fe m o ral vein OFF ON - 4.19 1.172648 - 3.57 0.0022 - 6.65322 - 1.72594 SBP (mmHg) Pulmonary artery OFF ON - 8.45 1.762394 - 4.8 0.0001 - 12.1547 - 4.74943 DBP (mmHg) Pulmonary artery OFF ON - 4.19 1.172648 - 3.57 0.0022 - 6.65322 - 1.72594 SBP (mmHg) Carotid artery OFF ON - 8.45 1.762394 - 4.8 0.0001 - 12.1547 - 4.74943 DBP (mmHg) Carotid artery OFF ON - 4.19 1.172648 - 3.57 0.0022 - 6.65322 - 1.72594

54 Copyright © 20 C 1 o 8 p - y 2 r 0 ig 2 h 2 t © In 2 s 0 p 18 ir - 2 a 02 T 1 e I c n h sp n ir o a l T o e g ch ie no s lo O gi X es Y O B XY .H B . .H N .N . . L L T T D D. . , , A A ll l r l ig r h ig ts h r t e s se r r e ve s d erv 5 e 4 d Conclusion ART treatment in hypoxemic animal model, resulted in significant increase of oxygen saturation of 8% - 10%. A flow rate of 1 liter per minute, was sufficient to provide a saturation increase of 8 - 10%. Pulmonary artery saturation, exhibiting ART oxygenation independent of oxygenation resulting from lung activity, increased by 26%. ART exhibited a significant decrease of PaCO2. Blood pressure was unaffected.

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